InterOil Announces Results Of Annual And Special Meeting Of Shareholders

PORT MORESBY, Papua New Guinea and HOUSTON, June 25, 2013 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) is pleased to announce that at its annual and special meeting of shareholders held on June 24, 2013 all matters put before shareholders at the meeting were approved, including the election of Gaylen Byker, Phil Mulacek, Roger Grundy, Roger Lewis, Ford Nicholson, Sir Rabbie Namaliu, Samuel L. Delcamp and Sir Wilson Kamit as directors.

The meeting also approved and confirmed the new shareholder rights plan of InterOil, and the new by-laws of InterOil in substitution for its previous by-laws, as proposed in the Notice of meeting and accompanying Information Circular dispatched to shareholders, all of which have been filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and are available on InterOil's website (www.interoil.com).

At the meeting a management presentation was provided with an update on our business and strategies. Highlights regarding our previously announced proposed transaction with ExxonMobil Papua New Guinea Ltd. in the presentation include:

  The sell-down is progressing on schedule as planned.
  InterOil signed a detailed term sheet with ExxonMobil Papua New Guinea Ltd. (EMPNG), after major items, both commercial and technical, had already been agreed.
  EMPNG, InterOil and Pacific LNG are engaged in finalizing a binding agreement.
  The proposed transaction would monetize sufficient resource to cover our share of infrastructure costs and fund exploration while retaining maximum upside for IOC equity interests.
  Post-negotiations, InterOil and Pacific LNG have clear path to resource monetization.
  The purchase of an interest in PRL 15 is not contingent on resource recertification.
  InterOil believes the best strategy to develop its resources is a dual-development path; which includes EMPNG at its PNG LNG facility, and an LNG facility in the Gulf Province.

The presentation is available on our website at www.interoil.com.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, statements concerning: business plans and strategies; plans to develop PRL 15 (comprising the Elk and Antelope fields); negotiations concluding in an SPA with ExxonMobil; the content of the negotiations with ExxonMobil, including the possible sale of an interest in PRL 15 to ExxonMobil, the funding of exploration and development of the Elk and Antelope fields, and the ability of InterOil to develop a second LNG project; and expectations regarding the ability to achieve a satisfactory conclusion or any conclusion of the negotiations with ExxonMobil and the development of ExxonMobil's LNG project. These statements are based on, certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including discussions with ExxonMobil, discussions with the PNG State. No assurances can be given however, that these events will occur including, in particular entering into an agreement with ExxonMobil for the development of PRL 15 or a LNG project. Actual results could differ, and the difference may be material and adverse to InterOil and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.